

Adam Epstein

Business Consultant, Coach, and Speaker

Brooklyn, New York, United States · Contact info

Smart Tire Recycling

Emory University

Experience

Executive Director

Smart Tire Recycling, Inc. · Full-time

Feb 2020 – Present · 7 mos

Account Manager

**** Sherman-Epstein Trust

Jun 2018 – Present · 2 yrs 3 mos

Houston, TX

Research and provide reports on funds and fund managers, analyze current investments.

Assistant Director Of Operations - Volunteer

Chabad Lubavitch of Illinois - Mitzvah Tank

Nov 2014 – Jan 2020 · 5 yrs 3 mos

Skokie, Illinois, United States

Provided operational guidance for non-profit outreach organization.

Education

Emory University
Bachelor of Arts - BA, Economics-Mathematics
2001 – 2005

Skills & Endorsements

Project Management

Strategy

Analytical Skills

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